NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Chang Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS RECEIVES NASDAQ NOTIFICATION REGARDING BOARD COMPOSITION
-- Company Intends to Remedy Situation --

HONG KONG - October 25, 2005 - Highway Holdings Limited (Nasdaq: HIHO) today announced it received a letter from The Nasdaq Stock Market on October 19, 2005, informing the company that one of its directors is not "independent" as defined in Marketplace Rule 4200(a)(15)(C) and, therefore, the company does not meet the independent director requirement for continuing listing on The Nasdaq SmallCap Market under Marketplace Rules 4350(c)(1).  The notice from Nasdaq stated that, because one of the directors cannot be considered to be independent, there are only four independent directors on the company's nine- member board.  In addition, since the ineligible director also is on the Audit Committee and on the Compensation Committee, the company also is in violation of the independent director requirements related to those committees. The determination that one of the directors is not independent is consistent with the new, stricter definitions of “independent director” that Nasdaq recently proposed.

The company must submit a response to Nasdaq on or before November 3, 2005, outlining a specific plan and timeline to achieve compliance with the Nasdaq rules.  If Nasdaq determines that the company has not presented a plan that adequately addresses the issues noted by Nasdaq, Nasdaq will provide a written notification that the company's common shares will be delisted.  At that time, the company will have the right to appeal Nasdaq's determination to a Listings Qualifications Panel.

The company intends to comply with the continued listing requirements of The Nasdaq SmallCap Market and intends to submit the plan to Nasdaq by November 3, 2005.  No assurance can, however, be given that the company will be able to submit a satisfactory plan to Nasdaq or that it will be able to timely execute that plan.

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Highway Holdings Ltd.
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About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings currently manufactures or produces other finished products, including cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the company’s ability to meet the Nasdaq continued listing requirements, and various economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission and the company’s annual reports on Form 20-F.

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